ORGENESIS INC.
20271 Goldenrod Lane
Germantown MD 20876

March 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Washington, D.C. 20549-4628
Attention: Dorrie Yale

Re:	Registration Statement on Form S-3 (File No. 333-223777) of Orgenesis Inc. filed on March 19, 2018 (the “Registration Statement”).

Dear Ms. Yale:

Orgenesis Inc. (the “Corporation”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement referenced above to be effective as of 4:30 pm E.T. on March 28, 2018 or as soon as possible thereafter.

Very truly yours,

/s/ Vered Caplan

Vered Caplan
Chief Executive Officer